Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2018

Nomad Foods Limited—Board of Directors

Martin E. Franklin	(Co-Chairman)
Noam Gottesman	(Co-Chairman)
Ian Ashken	(Non-Executive Director)
Stéfan Descheemaeker	(Chief Executive Officer)
Mohamed Elsarky	(Non-Executive Director)
Jeremy Isaacs CBE	(Non-Executive Director)
Paul Kenyon	(Non-Executive Director)
James E. Lillie	(Non-Executive Director)
Lord Myners of Truro CBE	(Non-Executive Director and Lead Independent Director)
Victoria Parry	(Non-Executive Director)
Simon White	(Non-Executive Director)
Samy R. Zekhout	(Chief Financial Officer)

Nomad Foods Limited—Interim management report
General information

Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad Foods Limited (the “Company” or “Nomad”) produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Goodfella's, Aunt Bessie's, Iglo and Findus.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Results for the six months ended June 30, 2018
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the six months ended June 30,
	2018	2017
	€m	€m
Net cash generated from operating activities	108.9	138.3
Cash used in investing activities	(247.1)	(19.3)
Net cash generated from/(used in) financing activities	323.5	(132.9)
Net increase/(decrease) in cash and cash equivalents	185.3	(13.9)
Cash and cash equivalents at end of period	403.7	300.5
Cash and cash equivalents has increased during the six months ended June 30, 2018 compared to the six months ended June 30, 2017. Net cash generated from operating activities has decreased by €29.4 million compared to the six months ended June 30, 2017, due primarily to timing in working capital cash outflows in the current period. Cash used in investing activities has increased by €227.8 million compared to the six months ended June 30, 2017, primarily as a result of the acquisition of the Goodfella's Pizza business on April 21, 2018. Net cash generated from financing activities has increased by €456.4 million compared to the net cash outflow in the six months ended June 30, 2017 due primarily to proceeds from the draw down of €354.8 million new Senior debt, as well as a decreased cash interest expense. The net cash outflow in the six months ended June 30, 2017 included a payment of €93.9 million for the repurchase of the Company's own shares and payments of €13.6 million for fees incurred as part of the refinancing of the Company's debt arrangements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

		June 30, 2018	December 31, 2017
	Note	€m	€m
Non-current assets
Goodwill		1,828.8	1,745.6
Intangibles		1,880.8	1,724.4
Property, plant and equipment		321.0	295.4
Other receivables		3.2	4.3
Derivative financial instruments	12	24.5	18.6
Deferred tax assets		61.5	64.3
Total non-current assets		4,119.8	3,852.6
Current assets
Cash and cash equivalents	10	403.7	219.2
Inventories		333.5	306.9
Trade and other receivables		165.1	147.1
Indemnification assets	11	79.7	73.8
Derivative financial instruments	12	14.3	2.1
Total current assets		996.3	749.1
Total assets		5,116.1	4,601.7
Current liabilities
Trade and other payables		482.1	477.5
Current tax payable		177.5	145.3
Provisions	13	65.9	68.0
Loans and borrowings	12	6.2	3.3
Derivative financial instruments	12	1.7	7.8
Total current liabilities		733.4	701.9
Non-current liabilities
Loans and borrowings	12	1,761.1	1,395.1
Employee benefits	14	194.9	188.4
Trade and other payables		1.8	1.8
Provisions	13	64.7	72.8
Derivative financial instruments	12	44.0	61.4
Deferred tax liabilities		350.8	327.7
Total non-current liabilities		2,417.3	2,047.2
Total liabilities		3,150.7	2,749.1
Net assets		1,965.4	1,852.6
Equity attributable to equity holders
Share capital	16	—	—
Capital reserve	16	1,745.2	1,623.7
Share based compensation reserve	15	8.5	2.9
Founder Preferred Shares Dividend reserve	17	372.6	493.4
Translation reserve		89.6	83.2
Cash flow hedging reserve		9.8	(3.0)
Accumulated deficit		(260.3)	(347.6)
Total equity		1,965.4	1,852.6
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and six months ended June 30, 2018 and June 30, 2017

		For the three months ended June 30,		For the six months ended June 30,
		2018	2017	2018	2017
	Note	€m	€m	€m	€m
Revenue		488.2	458.1	1,027.4	989.4
Cost of sales		(336.7)	(313.8)	(704.6)	(689.0)
Gross profit		151.5	144.3	322.8	300.4
Other operating expenses		(85.8)	(75.3)	(168.6)	(156.2)
Exceptional items	6	(6.1)	(11.5)	(7.6)	(11.4)
Operating profit		59.6	57.5	146.6	132.8
Finance income	7	—	5.0	3.1	5.6
Finance costs	7	(17.9)	(37.3)	(27.1)	(54.0)
Net financing costs		(17.9)	(32.3)	(24.0)	(48.4)
Profit before tax		41.7	25.2	122.6	84.4
Taxation	8	(10.7)	(5.9)	(29.2)	(17.1)
Profit for the period		31.0	19.3	93.4	67.3
Earnings per share
Basic and diluted earnings per share	9	€0.18	€0.11	€0.53	€0.37
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and six months ended June 30, 2018 and June 30, 2017

		For the three months ended June 30,		For the six months ended June 30,
		2018	2017	2018	2017
	Note	€m	€m	€m	€m
Profit for the period		31.0	19.3	93.4	67.3
Other comprehensive (loss)/income:
Actuarial (losses)/gains on defined benefit pension plans	14	(1.9)	5.6	(9.0)	5.6
Taxation credit/(charge) on measurement of defined benefit pension plans		0.6	(3.1)	2.9	(3.1)
Items not reclassified to the Statement of Profit or Loss		(1.3)	2.5	(6.1)	2.5
Gain/(loss) on investment in foreign subsidiary, net of hedge		1.8	0.2	6.4	(2.5)
Effective portion of changes in fair value of cash flow hedges		18.2	(8.3)	18.1	(14.0)
Taxation (charge)/credit relating to components of other comprehensive income		(4.9)	2.9	(5.3)	4.5
Items that may be subsequently reclassified to the Statement of Profit or Loss		15.1	(5.2)	19.2	(12.0)
Other comprehensive income/(loss) for the period, net of tax		13.8	(2.7)	13.1	(9.5)
Total comprehensive income for the period		44.8	16.6	106.5	57.8
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2018

		Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit reserve	Total
	Notes	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2018		—	1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6
Profit for the period		—	—	—	—	—	—	93.4	93.4
Other comprehensive income/(loss)		—	—	—	—	6.4	12.8	(6.1)	13.1
Total comprehensive income for the period		—	—	—	—	6.4	12.8	87.3	106.5
Founder Preferred Shares Annual Dividend Amount	17	—	120.8	—	(120.8)	—	—	—	—
Vesting of Non-Executive Restricted Stock award	15	—	0.6	(0.8)	—	—	—	—	(0.2)
Issue of ordinary shares	16	—	0.1	—	—	—	—	—	0.1
Share based payment charge	15	—	—	6.4	—	—	—	—	6.4
Total transactions with owners, recognized directly in equity		—	121.5	5.6	(120.8)	—	—	—	6.3
Balance as of June 30, 2018		—	1,745.2	8.5	372.6	89.6	9.8	(260.3)	1,965.4

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the six months ended June 30, 2017

	Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit reserve	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2017	—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5
Profit for the period	—	—	—	—	—	—	67.3	67.3
Other comprehensive (loss)/income for the period	—	—	—	—	(2.5)	(9.5)	2.5	(9.5)
Total comprehensive (loss)/income for the period	—	—	—	—	(2.5)	(9.5)	69.8	57.8
Repurchase of ordinary shares	—	(93.9)	—	—	—	—	—	(93.9)
Vesting of Non-Executive Director restricted stock award	—	0.6	(0.7)	—	—	—	—	(0.1)
Share based payment charge	—	—	2.1	—	—	—	—	2.1
Total transactions with owners, recognized directly in equity	—	(93.3)	1.4	—	—	—	—	(91.9)
Balance as of June 30, 2017	—	1,707.4	2.4	493.4	81.5	(1.1)	(415.2)	1,868.4
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2018 and June 30, 2017

		For the six months ended June 30,
		2018	2017
	Note	€m	€m
Cash flows from operating activities
Profit for the period		93.4	67.3
Adjustments for:
Exceptional items	6	7.6	11.4
Non-cash fair value purchase price adjustment of inventory		2.1	—
Share based payments expense	15	6.4	2.1
Depreciation and amortization	5	21.2	21.8
Loss on disposal and impairment of property, plant and equipment		0.2	0.2
Finance costs	7	27.1	54.0
Finance income	7	(3.1)	(5.6)
Taxation	8	29.2	17.1
Operating cash flow before changes in working capital, provisions and net of acquisitions		184.1	168.3
(Increase)/decrease in inventories		(15.3)	13.2
(Increase)/decrease in trade and other receivables		(27.1)	6.9
(Decrease)/increase in trade and other payables		(5.9)	11.7
Decrease in employee benefits and other provisions		(0.4)	(0.9)
Cash generated from operations before tax and exceptional items		135.4	199.2
Cash flows relating to exceptional items	6	(17.2)	(46.4)
Tax paid		(9.3)	(14.5)
Net cash generated from operating activities		108.9	138.3
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired		(237.0)	—
Purchase of property, plant and equipment		(8.7)	(16.8)
Purchase of intangibles		(1.4)	(2.5)
Cash used in investing activities		(247.1)	(19.3)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	16	0.1	—
Repurchase of ordinary shares	16	—	(93.9)
Issuance of new loan principal	12	354.8	1,470.5
Repayment of loan principal	12	(5.9)	(1,469.5)
Payment of finance leases		—	(1.6)
Proceeds on settlement of derivatives		1.7	0.1
Payment of financing fees		(3.2)	(13.6)
Interest paid		(24.0)	(25.2)
Interest received		—	0.3
Net cash generated from/(used in) financing activities		323.5	(132.9)
Net increase/(decrease) in cash and cash equivalents		185.3	(13.9)
Cash and cash equivalents at beginning of period		219.2	329.5
Effect of exchange rate fluctuations		(0.8)	(15.1)
Cash and cash equivalents at end of period	10	403.7	300.5
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and six months ended June 30, 2018 comprise Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Goodfella’s, Aunt Bessie’s, Iglo and Findus.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB and as adopted by the European Union. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 7, 2018.
There are no new accounting standards which have a material impact on this financial information, except for disclosure requirements upon the adoption of IFRS 9, Financial Instruments & IFRS 15, Revenue from Contracts with Customers. The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, except taxes on income. These are accrued based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
IFRS 16 ‘Leases’ sets out the principles for the recognition, measurement, presentation and disclosure of leases and replaces IAS 17 ‘Leases’. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. This IFRS will become effective for accounting periods starting on January 1, 2019 with early application permitted for companies applying IFRS 15 ‘Revenue from Contracts with Customers’. The Company is still assessing the full impact of the new IFRS 16 Standard. However, it is expected that there will be an increase in assets and liabilities as a result of the adoption of the new standard.
The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.
3.    Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note.
In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended June 30, 2018, which were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, were as follows:

3.1    Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following judgments, estimates and assumptions can materially affect our financial position and profit:

• The fair value of intangible and tangible assets that are subject to depreciation or amortization in future periods.
• Future changes to the assumptions used in estimating the value of assets and liabilities may result in additional expenses or income.
3.2    Fair value of derivative financial instruments
Note 12 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. The fair value of derivatives is determined using forward rates at the balance sheet date, with the resulting value discounted back to present value.
3.3    Employee benefit obligation

The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions. See Note 14 for details of material changes, if any, to assumptions since December 31, 2017.
3.4    Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.
3.5    Revenue discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’. See Note 12, which include details of trade terms balances included within trade receivables.

In certain cases the estimate for discounts requires the use of forecast information for future trading periods and so there arises a degree of estimation uncertainty. These estimates are sensitive to variances between actual results and forecasts. The current accruals reflect the Company’s best estimate of these forecasts.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
3.6    Uncertain tax positions

Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and management’s judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.

3.7    Share based payments

The Company at the end of each reporting period, in estimating its share-based payment charge assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 15 contains details of these assumptions and of the valuation model used.
3.8    Onerous contracts provisions

Where the costs of fulfilling a contract exceed the economic benefits that the Company expects to receive from it, an onerous contract provision is recognized for the net unavoidable costs. In estimating the net unavoidable costs, management estimate foreseeable income that may be received and offset this against the minimum future cash outflows from fulfilling the contract. All cash flows are discounted at an appropriate discount rate. Estimating future income is highly judgmental and is based on management’s best estimate.
4.    Acquisitions
(a) Goodfella’s Pizza
On April 21, 2018, the Company completed its acquisition of all of the share capital of Green Isle Foods Limited (“Goodfella’s Pizza”) for £208.8 million (€237.9 million), including working capital and net debt adjustments. Goodfella's Pizza (legal entity subsequently renamed Birds Eye Pizza Limited), is a pizza producer based in Ireland that complements our existing business model. The acquisition price is subject to customary working capital adjustments and finalizing acquisition completion accounts.

The preliminary assessment of the fair values of assets and liabilities of Birds Eye Pizza Limited at the date of acquisition and the consideration paid was as follows:

April 21, 2018
€m
Assets:
Intangible Assets	158.3
Property, plant and equipment	33.2
Current assets	7.2
Inventories	10.7
Deferred tax assets	0.9
Total assets	210.3

Liabilities:
Current liabilities	31.1
Deferred tax liabilities	22.8
Total liabilities	53.9

Total identifiable net assets acquired	156.4

Cash consideration	237.9
Cash and cash equivalents acquired	(0.1)
Net consideration transferred	237.8

Total identifiable net assets acquired	(156.4)

Goodwill	81.4

The preliminary estimate of goodwill is €81.4 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition are identified then the accounting for the acquisition will be revised.

During the period from April 21, 2018 till June 30, 2018, the business contributed total revenue of €28.2 million and profit before tax of €0.7 million to the Company's results.

Acquisition related costs of €4.6 million are recognized as an expense in other operating expenses.
(b) Toppfrys AB

Effective March 2, 2018, the Company acquired a 60% stake of the outstanding share capital of Toppfrys AB, a pea processing business in Sweden that complements our existing business model. The Company paid €1.7 million (SEK 17.0 million) for the equity share acquired and subsequently provided loans of €1.5 million (SEK 13.6 million), bringing the total payments to €3.2 million (SEK 30.6 million). The Company has consolidated the business and has recognized a 40% non-controlling interest as it was determined to have control based on an assessment of the acquired business. In respect of the acquired business, Nomad concurrently has both put and call options with the remaining shareholders on the remaining 40% of the shares commencing in 2020.

The provisional 60% stake of net liabilities acquired were valued at €0.1 million, resulting in a provisional estimate of goodwill of €1.8 million. The Company believes the future value of goodwill will be obtained through its market position in Sweden. Acquisition related costs of €0.1 million were recognized as expenses within other operating expenses in the consolidated statements of profit or loss. The revenue and profit or loss since the acquisition date were immaterial to the consolidated financial statements.
Non-controlling interests arise from business combinations in which the Company acquires less than a 100 per cent interest. Non-controlling interests are initially measured at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Nomad determines on a transaction by transaction basis which measurement method is used.
The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.
Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased by the non-controlling interest’s share of subsequent changes in equity and payments to the non-controlling interest. Total comprehensive income is attributed to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

If all acquisitions had occurred on January 1, 2018, management estimates that the combined Company would have revenue of €1,079.1 million and profit before tax of €129.1 million for the six months ended June 30, 2018.

5.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2018	2017	2018	2017
	Note	€m	€m	€m	€m
Profit for the period		31.0	19.3	93.4	67.3
Taxation		10.7	5.9	29.2	17.1
Net financing costs		17.9	32.3	24.0	48.4
Depreciation		9.5	8.1	18.0	18.0
Amortization		1.7	1.4	3.2	3.8
EBITDA		70.8	67.0	167.8	154.6
Acquisition purchase price adjustments		2.1	—	2.1	—
Exceptional items	6	6.1	11.5	7.6	11.4
Other adjustments		9.9	0.8	14.6	2.1
Adjusted EBITDA		88.9	79.3	192.1	168.1

Other adjustments include the elimination of share-based payment charges of €4.2 million for the three months ended June 30, 2018 (2017: €0.8 million) and €6.4 million for the six months ended June 30, 2018 (2017: €2.1 million), as well as the elimination of M&A related investigation costs, professional fees, transaction costs, purchase accounting related valuations and post-close transaction costs of €5.7 million for the three months ended June 30, 2018 (2017: nil) and €8.2 million for the six months ended June 30, 2018 (2017: nil). Nomad excludes these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

Acquisition purchase price adjustments relate to the non-cash fair value uplift of inventory on the acquisition of Goodfella’s Pizza.

No information on segment assets or liabilities is presented to the CODM.
External revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
United Kingdom	129.4	105.6	239.3	211.8
Italy	83.6	82.9	198.6	193.3
Germany	66.9	65.1	155.0	147.7
France	41.8	40.1	85.8	83.6
Sweden	45.0	49.5	94.5	106.7
Norway	28.4	26.8	59.4	59.5
Austria	20.9	22.0	50.4	48.2
Spain	18.4	20.3	38.1	41.1
Rest of Europe	53.8	45.8	106.3	97.5
Total external revenue by geography	488.2	458.1	1,027.4	989.4

6.    Exceptional items

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
Findus Group integration costs	4.5	3.2	6.0	5.7
Goodfella's Pizza integration costs	0.8	—	0.8	—
Factory optimization	0.5	—	0.5	—
Supply chain reconfiguration	0.2	—	0.2	—
Settlement of legacy matters	0.1	3.3	0.1	3.7
Implementation of strategic opportunities	—	2.6	—	7.8
Remeasurement of indemnification assets	—	2.1	—	(8.3)
Costs related to transactions	—	0.4	—	2.5
Other restructuring costs	—	(0.1)	—	—
Total exceptional items	6.1	11.5	7.6	11.4

Following the acquisition of the Findus Group in November 2015, the Company initiated a substantial integration project. Costs of €4.5 million have been incurred in the three months ended June 30, 2018 (2017: €3.2 million) and €6.0 million for the six months ended June 30, 2018 (2017: €5.7 million) which relate to the roll-out of the Nomad ERP system.

Following the acquisition of the Goodfella’s pizza business in April 2018, the Company has initiated an integration project. Costs of €0.8 million have been incurred in the three and six months ended June 30, 2018.
During the three and six months ended June 30, 2018, the Company has initiated a three-year factory optimization program. The focus of the program will be to develop a new suite of standard manufacturing & supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Costs of €0.5 million have been incurred in the three and six months ended June 30, 2018.

Supply chain reconfiguration relates to ongoing activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. Costs incurred in 2018 relate to the relocation of production to other factories and are partially offset by income from the disposal of the remaining tangible assets. A charge of €0.2 million has been incurred in the three months ended June 30, 2018.

Settlement of legacy matters costs of €0.1 million were recognized in the three months ended June 30, 2018 (2017: €3.3 million) and €0.1 million in the six months ended June 30, 2018 (2017: €3.7 million) from liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within 'Implementation of strategic opportunities' and have been reclassified into this line for all successor periods presented.

Implementation of strategic opportunities and other items primarily relates to costs associated with the implementation of Nomad’s strategic vision across the Company and other tax costs. Costs of €2.6 million were incurred in the three months ended June 30, 2017 and €7.8 million for the six months ended June 30, 2017. These costs were reported in prior periods together with costs associated with legacy matters which are now allocated to 'Settlement of legacy matters', which has reduced the 2017 charges accordingly.
Re-measurement of the indemnification assets relates to the movement (up to a cap of the initial value of the shares) in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as well as the release of indemnification assets associated with the acquisition of the Iglo Group as discussed in Note 11. Therefore the value of the assets may, in the future, be restricted to the value of these shares as at the balance sheet date.
For the three and six months ended June 30, 2017, costs related to transactions relates to enhanced control compliance procedures in territories.
The tax credit impact of the exceptional items for the three months ended June 30, 2018 amounted to €0.4 million (2017: €2.5 million) and for the six months ended June 30, 2018 amounted to €0.8 million (2017: €4.9 million).

Included in the Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2018 is €17.2 million (2017: €46.4 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

7.    Finance income and costs

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
Finance income
Interest income	—	—	—	0.2
Gain on derivatives	—	5.0	3.1	5.4
Total finance income	—	5.0	3.1	5.6
Interest expense (a)	(11.4)	(12.4)	(22.3)	(27.7)
Loss on derivatives	(1.9)	—	—	—
Net foreign exchange arising on re-translation of financial assets and liabilities	(1.3)	(3.5)	(0.2)	(2.5)
Net pension interest costs	(0.9)	(0.9)	(1.8)	(1.8)
Amortization of borrowing costs	(0.4)	(0.7)	(0.5)	(1.9)
Interest on unwinding discounted items	(0.3)	(0.3)	(0.6)	(0.6)
Financing costs incurred on new or amended debt (b)	(1.7)	(19.5)	(1.7)	(19.5)
Total finance costs	(17.9)	(37.3)	(27.1)	(54.0)
Net finance costs	(17.9)	(32.3)	(24.0)	(48.4)
(a) Interest expense is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.
(b) As a consequence of the refinancing on May 3, 2017 as detailed in Note 12, deferred borrowing costs of €15.7 million relating to the old senior debt and senior secured notes were written off.
8.    Taxation
Income tax expense of €10.7 million for the three months period to June 30, 2018 (2017: €5.9 million) and €29.2 million for the six months period to June 30, 2018 (2017: €17.1 million) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. It also reflects the tax impact of exceptional items accounted for in the periods.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgment. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.
Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.

9.    Earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Basic earnings per share
Profit for the period	31.0	19.3	93.4	67.3
Weighted average Ordinary Shares and Founder Preferred Shares (basic) in millions	175.6	181.7	175.5	182.7
Basic earnings per share	€0.18	€0.11	€0.53	€0.37
The weighted average ordinary shares in 2018 includes the January 2, 2018 issuance of the Founder Preferred Shares Annual Dividend Amount as set out in Note 17.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
Diluted earnings per share
Profit for the period	31.0	19.3	93.4	67.3
Weighted average Ordinary Shares and Founder Preferred Shares (diluted) in millions	175.6	181.7	175.5	182.7
Diluted earnings per share	€0.18	€0.11	€0.53	€0.37
For the three months and six months period ended June 30, 2018, the number of shares in the diluted earnings per share calculation has been adjusted by 44,272 for the dilutive impact of the 2018 Non-Executive Restricted Stock Awards that the Company are obligated to issue in 2019. Refer to Note 15 for further details. There is no adjustment to the profit for the period. The Ordinary shares that could be issued to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in Note 17, the Founder Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days of 2018.
10.    Cash and cash equivalents

	June 30, 2018	December 31, 2017
	€m	€m
Cash and cash equivalents	403.6	219.0
Restricted cash	0.1	0.2
Cash and cash equivalents	403.7	219.2

‘Cash and cash equivalents’ comprise cash balances and call deposits. There were no bank overdrafts reported in either period. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use.

At June 30, 2018, £209.0 million (€235.9 million) of the cash and cash equivalents balance were new borrowings during June 2018 which were used on July 2, 2018 to complete our acquisition of Aunt Bessie's. Please refer to note 19 Subsequent events for further information.

11.    Indemnification assets

	June 30, 2018	December 31, 2017
	€m	€m
Related to the Iglo acquisition at start of the period	—	2.1
Release of indemnified provision	—	(2.1)
Related to Iglo acquisition at end of the period	—	—
Related to the Findus acquisition at start of the period	73.8	63.4
Remeasurement of indemnification assets	—	10.4
Related to Findus acquisition at end of the period	73.8	73.8
Related to the Goodfella’s Pizza acquisition at start of the period	—	—
Recognized on acquisition of Goodfella’s Pizza	5.9	—
Related to Goodfella’s Pizza acquisition at end of the period	5.9	—
Total indemnification assets	79.7	73.8
In total, €73.8 million of liabilities relating to the acquisition of Findus Group are covered by the indemnification assets as at June 30, 2018. These liabilities were limited to the original value of the shares held in escrow following the completion of the acquisition of the Findus Group.
The indemnification asset recognized in relation to the Findus Group is secured by shares held in escrow, so that the value of the assets may, in the future, be restricted to the value of these shares. We do not record an increase to the value of the shares beyond the amount at which they were originally issued of €73.8 million. As at June 30, 2018, €73.8 million (December 31, 2017: €73.8 million) of the indemnification assets relate to the acquisition of the Findus Group for which 6,964,417 shares were held in escrow and were valued at $19.19 (€16.49) (December 31, 2017: $16.91 (€14.13)) each.
As part of the acquisition accounting for the Findus and Iglo Groups in 2015, the Company inherited several contingent liabilities for which the seller has provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has also been recognized. As part of the agreement to repurchase shares on June 12, 2017, the indemnities in relation to the Iglo acquisition were canceled. As a consequence, the indemnification asset of €2.1 million previously recognized was released.
The indemnification asset recognized in relation to the Goodfella’s Pizza acquisition relates to several contingent liabilities that arose prior to acquisition. As at June 30, 2018, €0.5 million of the indemnification assets relate to liabilities to customers for which the seller has provided an indemnity. The remainder relates to other contingent liabilities which are covered by insurance policies taken out by the seller. A liability has also been recognized in the balance sheet to the same extent as the asset.

12.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
June 30, 2018	€m	€m	€m	€m	€m	€m
Assets
Measured at fair value
Derivative financial instruments	—	—	3.8	35.0	—	38.8
Not measured at fair value
Trade receivables	—	106.3	—	—	—	106.3
Cash and cash equivalents	403.7	—	—	—	—	403.7
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(0.5)	(45.2)	—	(45.7)
Not measured at fair value
Trade and other payables excluding non-financial liabilities	—	—	—	—	(440.2)	(440.2)
Loans and borrowings	—	—	—	—	(1,779.3)	(1,779.3)
Total	403.7	106.3	3.3	(10.2)	(2,219.5)	(1,716.4)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €150.6 million.
Loans and borrowings are stated gross of capitalized deferred borrowing costs.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
December 31, 2017	€m	€m	€m	€m	€m	€m
Assets
Measured at fair value
Derivative financial instruments	—	—	3.2	17.5	—	20.7
Not measured at fair value
Trade receivables	—	94.7	—	—	—	94.7
Cash and cash equivalents	219.2	—	—	—	—	219.2
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(0.7)	(68.5)	—	(69.2)
Not measured at fair value
Trade and other payables excluding non-financial liabilities	—	—	—	—	(441.6)	(441.6)
Loans and borrowings	—	—	—	—	(1,409.5)	(1,409.5)
Total	219.2	94.7	2.5	(51.0)	(1,851.1)	(1,585.7)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €188.5 million.
Loans and borrowings are stated gross of capitalized deferred borrowing costs.

The Company has determined that the carrying amount of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Cross currency interest rate swaps are managed based on their net exposure to credit risks. The Company has used the exception in IFRS 13 to allow this group of derivatives to be measured on a net basis by each counterpart.
Interest bearing loans and borrowings

The fair value of secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period’s prevailing interest rates. They are classified as level 2 instruments.

The Company has Senior Euro debt of €558.0 million and Senior USD debt of $953.4 million (€813.7 million). Both are repayable on May 15, 2024, although the Senior USD debt requires a repayment of $9.6 million (€8.2 million) of principal in May each year until 2024. An €80.0 million revolving credit facility is available until May 15, 2023 and will be utilized to support existing letters of credit and bank guarantees and certain other ancillary facilities outside of the Senior debt. The Company drew an additional Senior USD debt of $50.0 million (€43.0 million) and Senior Euro debt of €58.0 million in the first quarter of 2018, to partially fund the acquisition of Goodfella’s which completed in April 2018 and is discussed in Note 4.  The remainder of the acquisition price was funded through cash. A further $300.0 million (€257.7 million) of Senior USD debt drawn down on June 20, 2018 to fund the acquisition of Aunt Bessie’s as discussed in Note 19.

In order to match its underlying cash flows, the Company has entered into a number of cross-currency interest rate swaps. In exchange for $953.4 million, the Company has received €547.9 million and £263.4 million. The derivatives are designed to minimize the exposure to movements in foreign currency exchange rates and movements in interest rates. In exchange for receiving cash flows in USD matching the payments of principal and interest due under the Senior USD debt, the Company will pay fixed amounts of interest and principal on notional amounts of GBP and EUR. All of the USD to EUR swaps have been designated as a cash flow hedge while EUR to GBP swaps to the value of £224.7 million have been designated as a net investment hedge

Nomad Foods BondCo Plc has €400.0 million of 3.25% senior secured notes due May 15, 2024 (the “Notes”). Interest on the Notes is payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2017. Both the senior debt and the notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof and are secured with equal ranking against certain assets of the Company.

	Fair value		Carrying value
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
	€m	€m	€m	€m
Senior EUR/USD loans	1,371.7	1,012.7	1,377.1	1,009.5
2024 fixed rate senior secured notes	398.4	412.2	400.0	400.0
Other borrowings	2.2	—	2.2	—
Less deferred borrowing costs	—	—	(12.0)	(11.1)
	1,772.3	1,424.9	1,767.3	1,398.4

13.    Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance as of January 1. 2018	26.3	75.4	10.2	10.4	18.5	140.8
Additional provision in the period	—	—	—	—	1.2	1.2
Release of provision	(0.1)	—	—	—	(0.9)	(1.0)
Acquired through business combinations	—	—	—	—	6.8	6.8
Utilization of provision	(10.5)	(2.2)	—	—	(0.8)	(13.5)
Unwinding of discounting	—	0.4	—	0.2	—	0.6
Foreign exchange	—	(4.3)	—	—	—	(4.3)
Balance at June 30, 2018	15.7	69.3	10.2	10.6	24.8	130.6

Analysis of total provisions:		June 30, 2018		December 31, 2017
Current		65.9		68.0
Non-current		64.7		72.8
Total		130.6		140.8
Restructuring
The €15.7 million (December 31, 2017: €26.3 million) provision relates to committed plans for certain restructuring activities of an exceptional nature which are due to be completed within the next 12 months. €10.5 million has been utilized in the six months ended June 30, 2018, which relates to the closure of the production facilities in Bjuv, Sweden and reorganizational activities arising from the implementation of Nomad's strategic vision across the Company.
The Company has signed an agreement with Foodhills AB to sell the buildings and parts of the premises in Bjuv, Sweden. The purchase price could be up to SEK 85 million (€8.6 million), with cash received of SEK 72.25 million (€7.2 million) and the remainder held in escrow. The final settlement is subject to liabilities and warranties in the framework of the transaction which are covered within the provision. Legal handover of the site was completed on March 1, 2018.
Onerous/unfavorable contracts
Of the onerous/unfavorable contracts provision, €66.9 million (December 31, 2017: €72.5 million) is held in relation to a lease for a warehouse and factory facility in Bjuv. The factory is vacant and the Company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, so the lease has been identified as being onerous.
The ability for the Company to offset the unavoidable costs associated with the unutilized portion of the facility with future rental income is highly uncertain and difficult to accurately estimate. The provision has been assessed to be the best estimate of the net unavoidable costs based on the latest information available. This provision will be frequently reassessed by management and may change significantly over time.
Furthermore, an independent valuation of the lease performed as part of the acquisition accounting for the November 2, 2015 acquisition of the Findus Group identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.
The remaining provision of €2.4 million (December 31, 2017: €2.9 million) relates to a service contract covering the same warehouse facility.
Provisions related to other taxes
The €10.2 million (December 31, 2017: €10.2 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries of the Nomad Group.

Contingent consideration
As at June 30, 2018, the provision for contingent consideration comprised of €9.1 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively (December 31, 2017: €8.9 million and €1.5 million, respectively).
During the six months period ended June 30, 2018, a €0.2 million charge has been recognized relating to the unwinding of discounting on the La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company.
There was negligible movement on the contingent consideration provided for the Lutosa brand (under license until 2020), which was acquired in Belgium in 2014 and is payable in 2019.
Other
Other provisions include €5.8 million (December 31, 2017: €5.6 million) of potential obligations in Italy, €5.4 million of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition that are indemnified by the Seller’s insurance policies, €3.1 million (December 31, 2017: €3.1 million) for asset retirement obligations recognized as part of the Findus acquisition, €2.6 million (December 31, 2017: €2.7 million) professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.
14.    Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the six months ended June 30, 2018.

The total net employee benefit obligations as at June 30, 2018 is as follows:

€m
Balance as of January 1, 2018	188.4
Service cost	2.8
Net interest expense	1.8
Actuarial loss on pension scheme valuations	9.0
Benefits paid	(3.8)
Foreign exchange differences on translation	(3.3)
Balance as of June 30, 2018	194.9
The principal assumptions applied for the valuation at June 30, 2018 were the same as those applied at December 31, 2017, except for the German plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations decreased from 1.95% to 1.75%.

15.    Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the Long-term Incentive Plan ("LTIP"), which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently awards grants to Senior Management, including those that are Directors and Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has 5,218,600 restricted shares to the management team (the “Management Share Awards”) currently outstanding, split between three grant awards outstanding below.

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	Total
Number of awards outstanding at January 1, 2018	3,837,000	1,090,000	—	4,927,000
New awards granted in the period	—	—	481,600	481,600
Forfeitures in the period	(115,000)	(75,000)	—	(190,000)
Number of awards outstanding at June 30, 2018	3,722,000	1,015,000	481,600	5,218,600

Relevant to each grant, half of the awards are contingent upon achieving one of a range of benchmark market share prices and the other half of the awards will vest provided one of a range of cumulative EBITDA performance targets are met over a four year period. If the share price benchmark is met, the shares for this portion of the awards will vest up to 50% over a two year period and up to 50% over a four year period.

•	For the "2016" award, the two year period is through to January 1, 2018 and the four year period through to January 1, 2020.

•	For the "2017" award, the two year period is through to January 1, 2019 and the four year period through to January 1, 2021.

•	For the "2018" award, the two year period is through to January 1, 2020 and the four year period through to January 1, 2022.

The other half of the 2016, 2017 and 2018 awards will vest on January 1, 2020, 2021 and 2022, respectively, provided one of a range of cumulative EBITDA performance targets are met over the four-year periods listed above.
None of the shares have vested. The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2018 related to the Director and Senior Management Share Awards is €3.8 million and €5.9 million, respectively. (Three and six months ended June 30, 2017: €0.5 million and €1.7 million, respectively).

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Following a revision to the January 1, 2016 and 2017 awards schemes, which included changes to the EBITDA Performance Target Conditions and benchmark market share price targets, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are now as follows:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award
Grant date price	$16.91	$16.91	$16.91
Exercise price	$—	$—	$—
Expected life of restricted share	0.78 – 2.00 years	1.25 – 3.00 years	2.54 – 4.00 years
Expected volatility of the share price	22.0%	22.0%	24.0%
Dividend yield expected	—%	—%	—%
Risk free rate	2.06%	2.15%	2.23%
Employee exit rate	19.0%	19.0%	19.0%
EBITDA Performance Target Conditions	70.0%-90.0%	50.0%-70.0%	40.0%-50.0%

The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately three years.
Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares as at the January 1, 2016 grant date are $19.6 million (€15.9 million) and $4.2 million (€3.4 million) as at the January 1, 2017 grant date. The fair value in respect of the Restricted Shares as at the January 1, 2018 grant date is $1.6 million (€1.3 million).
Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. On June 19, 2017, current Non-Executive Directors were granted 41,724 restricted share awards at a share price of $14.38. On August 22, 2017, two new Non-Executive Directors were granted a pro-rata 11,774 restricted share awards at the same share price and vesting conditions as the previous grant.

The Non-Executive Directors restricted share awards identified above vested on June 14, 2018 and 41,186 shares were issued, resulting in a €0.2 million increase in the share based compensation reserve based on the value of the awards issued. Of the total 53,498 number of shares vesting, 12,312 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

On June 14, 2018 after the Company's annual meeting shareholders, the current Non-Executive Directors were granted 44,272 restricted stock awards at a share price of $18.07.

The total charge within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2018 related to Non-Executive Directors stock compensation awards is €0.4 million and €0.5 million, respectively. The total charge within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2017 was €0.3 million and €0.4 million, respectively.
Share based compensation reserve

	Non-Executive Directors Award	Management Share Award 2016	Management Share Award 2017	Management Share Award 2018	Total Share based compensation reserve
	€m	€m	€m	€m	€m
Balance as of January 1, 2018	0.5	2.2	0.2	—	2.9
Non-Executive Director restricted share awards charge	0.5	—	—	—	0.5
Directors and Senior Management share awards charge - January 1, 2016	—	4.8	—	—	4.8
Directors and Senior Management share awards charge - January 1, 2017	—	—	0.9	—	0.9
Directors and Senior Management share awards charge - January 1, 2018	—	—	—	0.2	0.2
Vesting of Non-Executive Director restricted shares	(0.8)	—	—	—	(0.8)
Balance as of June 30, 2018	0.2	7.0	1.1	0.2	8.5

16.    Share Capital and Capital reserve
Ordinary Shares

On January 2, 2018, the Company issued a share dividend of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017).

The Company issued 41,186 ordinary shares in June 2018 to Non-Executive Directors as disclosed in Note 15 above.

In June 2018, former Non-Executive Directors exercised 9,375 of 125,000 initial options granted to them for €0.1 million. The remaining options expire in June 2020.

	Shares		June 30, 2018	December 31, 2017
	June 30, 2018	December 31, 2017
			€m	€m
Authorized Share Capital:
Unlimited number of Ordinary Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a
Unlimited number of Founder Preferred Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a

Issued and fully paid:
Ordinary Shares	173,997,436	165,291,546	1,748.4	1,626.9
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6
			1,759.0	1,637.5
Listing and share transaction costs			(13.8)	(13.8)
Total Capital reserve			1,745.2	1,623.7
17.    Founder Preferred Shares Dividend Reserve

Nomad has issued Founder Preferred Shares to its Founder Entities. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. The Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last 10 consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of the Company’s ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts ($11.4824) multiplied by 140,220,619 shares (the “Preferred Share Dividend Equivalent”).

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2017 were met and issued on January 2, 2018. The
Company issued a share dividend of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017). Accordingly, the balance of the Founder Preferred Shares Dividend Reserve as at June 30, 2018 decreased to €372.6 million (December 31, 2017: €493.4 million).

The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the Preferred Share Dividend Equivalent are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

18.    Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three and six months ended June 30, 2018 were €0.6 million and €1.1 million, respectively. (Three and six months ended June 30, 2017: €0.6 million and €1.1 million, respectively.)

In addition to the fees above, as discussed in Note 17, the conditions of the Founder Preferred Shares Annual Dividend Amount for 2017 were met and a share dividend of 8,705,890 ordinary shares were issued on January 2, 2018.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and six months ended June 30, 2018 were €0.1 million and €0.2 million, respectively. (Three and six months ended June 30, 2017: €0.1 million and €0.2 million, respectively.) In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 15. Some of these grants vested on June 14, 2018 and were exercised in June 2018.

19.    Subsequent events after the Statement of Financial Position date
On July 2, 2018, the Company completed its previously announced acquisition of all the share capital of Aunt Bessie’s Limited from William Jackson & Son Limited for a purchase price of £209.0 million (€235.9 million). Aunt Bessie’s is a leading frozen food company in the United Kingdom where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. Due to the timing of the close of the transaction, the Company is in the process of completing the initial accounting of this acquisition as a business combination in accordance with IFRS, including the allocation of the purchase price to the fair value of identifiable assets acquired and liabilities assumed.